                                                              Page 1 of 18 pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. 3)

                                 CMI Corporation
                                ----------------
                                (Name of Issuer)

             Voting Class A Common Stock, par value $0.10 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   125761 30 4
                                 --------------
                                 (CUSIP Number)

                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                             Tel. No.: 212-309-6000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 6, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                                              Page 2 of 18 pages

CUSIP No.  125761 30 4                                   13D         Page 2 of 17 pages
------------------------------------------------                     ------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Recovery Equity Investors, L.P.
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) / /
                                                                                                      (b) /X/

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                                                        / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
                  7     SOLE VOTING POWER

       NUMBER OF                  7,116,667 shares of Voting Class A Common Stock
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
      PERSON WITH
                  8      SHARED VOTING POWER

                                  2,691,203 shares of Voting Class A Common Stock
                  9      SOLE DISPOSITIVE POWER

                                  7,116,667 shares of Voting Class A Common Stock
                 10      SHARED DISPOSITIVE POWER

                                  None(1)
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       7,116,667 shares of Voting Class A Common Stock(1)
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                                             /X/

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       33%
     14       TYPE OF REPORTING PERSON*
                       PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------

(1) Does not include 2,691,203 shares of Voting Class A Common Stock, with respect to which shares the Reporting Person may (i) vote or direct the vote with respect to certain matters or (ii) elect to acquire pursuant to a right of first refusal or participate in the sale thereof pursuant to tag-along rights, in each case under the Shareholders Agreement.

                                                              Page 3 of 18 pages

CUSIP No.  125761 30 4                                   13D         Page 3 of 17 pages
------------------------------------------------                     ----------------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Recovery Equity Partners, L.P.
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) / /
                                                                                                      (b) /X/

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                                                        / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
                  7     SOLE VOTING POWER

       NUMBER OF                  7,116,667 shares of Voting Class A Common Stock
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
      PERSON WITH
                  8      SHARED VOTING POWER

                                  2,691,203 shares of Voting Class A Common Stock
                  9      SOLE DISPOSITIVE POWER

                                  7,116,667 shares of Voting Class A Common Stock
                 10      SHARED DISPOSITIVE POWER

                                  None(1)
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       7,116,667 shares of Voting Class A Common Stock(1)
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                                             /X/

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       33%
     14       TYPE OF REPORTING PERSON*
                       PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
---------

(1) Does not include 2,691,203 shares of Voting Class A Common Stock, with respect to which shares the Reporting Person may (i) vote or direct the vote with respect to certain matters or (ii) elect to acquire pursuant to a right of first refusal or participate in the sale thereof pursuant to tag-along rights, in each case under the Shareholders Agreement.

                                                              Page 4 of 18 pages

CUSIP No.  125761 30 4                                   13D         Page 4 of 17 pages
------------------------------------------------                     ---------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Joseph James Finn-Egan
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) / /
                                                                                              (b) /X/

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                                                / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States Citizen
                  7     SOLE VOTING POWER

       NUMBER OF                  0
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
      PERSON WITH
                  8      SHARED VOTING POWER

                                  9,807,870 shares of Voting Class A Common Stock
                  9      SOLE DISPOSITIVE POWER

                                  0
                 10      SHARED DISPOSITIVE POWER

                                  7,116,667 shares of Voting Class A Common Stock(1)
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       7,116,667 shares of Voting Class A Common Stock(1)
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                                     /X/

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       33%
     14       TYPE OF REPORTING PERSON*

                       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
---------

(1) Does not include 2,691,203 shares of Voting Class A Common Stock, with respect to which shares the Reporting Person may (i) vote or direct the vote with respect to certain matters or (ii) elect to acquire pursuant to a right of first refusal or participate in the sale thereof pursuant to tag-along rights, in each case under the Shareholders Agreement.

                                                              Page 5 of 18 pages

CUSIP No.  125761 30 4                                   13D         Page 5 of 17 pages
------------------------------------------------                     -----------------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Jeffrey Alan Lipkin
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) / /
                                                                                                      (b) /X/

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                                                        / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States Citizen
                  7     SOLE VOTING POWER

       NUMBER OF                  0
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
      PERSON WITH
                  8      SHARED VOTING POWER

                                  9,807,870 shares of Voting Class A Common Stock
                  9      SOLE DISPOSITIVE POWER

                                  0
                 10      SHARED DISPOSITIVE POWER

                                  7,116,667 shares of Voting Class A Common Stock(1)

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                7,116,667 shares of Voting Class A Common Stock(1)

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                                             /X/

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                33%
     14       TYPE OF REPORTING PERSON*

                                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


---------

(1) Does not include 2,691,203 shares of Voting Class A Common Stock, with respect to which shares the Reporting Person may (i) vote or direct the vote with respect to certain matters or (ii) elect to acquire pursuant to a right of first refusal or participate in the sale thereof pursuant to tag-along rights, in each case under the Shareholders Agreement.

                                                              Page 6 of 18 pages

                  The purpose of this Amendment No. 3 (the "Amendment") to the previously filed Statement on Schedule 13D, as amended, is to amend Item 4 to report the amendment of two agreements between Recovery Equity Investors, L.P. and CMI Corporation, an Oklahoma corporation ("CMI").

                  ITEM 1.           SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to the Voting Class A Common Stock, par value $.10 per share ("Voting Class A Common Stock"), of CMI. The principal executive offices of CMI are located at I-40 and Morgan Road, Oklahoma City, Oklahoma, 73101.

                  ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is filed by Recovery Equity Investors, L.P., a Delaware limited partnership ("REI"); Recovery Equity Partners, L.P., a Delaware limited partnership and the general partner of REI ("REP"); Joseph J. Finn-Egan, a general partner of REP; and Jeffrey A. Lipkin, a general partner of REP.
There are no other general partners of REP.

                  REI is a private venture capital partnership. The address of REI's principal business and of its principal office is 901 Mariner's Island Boulevard, Suite 465, San Mateo, California 94404-1592.

                  REP is the sole general partner of REI and REP's sole function is to act as the general partner of REI. The address of REP's principal business and of its principal office is 901 Mariner's Island Boulevard, Suite 465, San Mateo, California 94404-1592.

                  Joseph J. Finn-Egan's principal occupation is his position as a general partner of REP and a general partner of Recovery Equity Partners II, L.P., a Delaware limited partnership ("REP-II"). The address of Mr. Finn-Egan's principal business and of his principal office is 901 Mariner's Island Boulevard, Suite 465, San Mateo, California 94404-1592. Mr. Finn-Egan is a United States citizen.

                  Jeffrey A. Lipkin's principal occupation is his position as a general partner of REP and a general partner of REP-II. The address of Mr. Lipkin's principal business and of his principal office is 901 Mariner's Island Boulevard, Suite 465, San Mateo, California 94404-1592. Mr. Lipkin is a United States citizen.

                  Neither REI, REP, Joseph J. Finn-Egan nor Jeffrey A. Lipkin has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On August 30, 1991, REI purchased 6,666,667 shares of Common Stock, par value $.10 per share, of CMI for an aggregate purchase price of $5,000,000. The funds used to purchase these shares were obtained from the working capital of REI.

                  On March 15, 1992, REI exchanged the shares of Common Stock of CMI then owned by it for an equal number of newly-authorized Voting Class A Common Stock. Except for the shares of the CMI's Common Stock exchanged, no consideration was given by REI in connection with its acquisition of the shares of Voting Class A Common Stock.

                                                              Page 7 of 18 pages

                  On January 15, 1993, CMI issued REI a warrant certificate (the "Warrant Certificate") which entitled REI to purchase up to 450,000 shares of Voting Class A Common Stock of CMI in accordance with and subject to the terms of the Warrant Certificate. The consideration paid by REI to CMI was $37,500 in cash. The source of funds for such purchase came from working capital of REI available for investment.

                  On January 6, 1997, REI elected to exercise the Warrant Certificate to purchase 450,000 shares of Voting Class A Common Stock for an aggregate exercise price of $1,687,500. The source of funds for such purchase came from working capital of REI available for investment.

                  ITEM 4.  PURPOSES OF TRANSACTION.

                  On or about August 26, 1991, CMI entered into an Investment Agreement with REI (the "Investment Agreement"), pursuant to which CMI agreed to sell 6,666,667 shares of its Common Stock (the "New Shares") to REI at a purchase price of $0.75 per share, or $5,000,000 in the aggregate. On August 30, 1991, CMI issued the New Shares to REI in accordance with the terms of the Investment Agreement.

                  The Investment Agreement contains various covenants restricting or prohibiting CMI from taking certain actions without the prior written consent of REI including, without limitation, (i) the authorization of issuance of any voting securities ("Equity Securities") or securities exchangeable for or convertible into voting securities ("Equity Security Equivalents") at a per share price lower than the per share purchase price of the New Shares, (ii) the approval of any merger, consolidation or other combination of CMI or any of its subsidiaries or the sale, lease or exchange of a substantial portion of the respective businesses, assets or properties of CMI or any of its subsidiaries and (iii) the approval of any change to CMI's Amended Articles of Incorporation or By-Laws. These restrictive covenants shall remain in effect until the earlier of the date on which (a) REI and its affiliates and associates cease to beneficially own an aggregate of at least 1,700,000 shares of Voting Class A Common Stock (subject to certain adjustments) or (b) CMI meets certain pre-established earnings levels for any of the three consecutive years of the four years ended 1992, 1993, 1994 and 1995. At all times that CMI is prohibited from taking any action as set forth therein, without the prior written consent of REI, CMI may not change its fiscal year or method of accounting (other than changes required by generally accepted accounting principles). The Investment Agreement also prohibited CMI from issuing any Equity Securities or Equity Security Equivalents until such time as the shareholders of CMI approved an amendment to the Amended Articles of Incorporation of CMI as described later under this Item 4.

                  In connection with its entering into the Investment Agreement, CMI amended its Rights Agreement, dated as of February 3, 1997, between CMI and Liberty National Bank and Trust Company of Oklahoma City (as so amended, the "Rights Agreement"), to provide that REI, its affiliates and associates would not be deemed "acquiring persons" thereunder.

                  The Investment Agreement further provides that so long as REI and its affiliates and associates beneficially own an aggregate of at least 1,700,000 shares of Voting Class A Common Stock (subject to certain adjustments), CMI will not, without the prior written consent of REI, authorize, approve, recommend or adopt any change to the Rights Agreement or take any other action or make any declaration with respect thereto (or authorize, approve, recommend or adopt any other rights agreement or similar arrangement). In August of 1991, CMI amended and restated its By-Laws (the "Amended and Restated By-Laws"). The Amended and Restated By-Laws, among other things, (i) prohibit CMI from amending or taking any other actions with respect to any then existing rights agreement without the prior consent of REI, (ii) provide that the Oklahoma Control Shares Acquisition Act (Sections 1145 through 1155 of Title 18 of the Oklahoma Statutes) shall not apply to the voting rights of the existing or future holders of shares of the capital stock of CMI and (iii) deleted the business combination provisions of the prior By-Laws of CMI.

                  Pursuant to the terms of the Investment Agreement, as soon as practicable after August 30, 1991, CMI was required to convene and hold an annual or special meeting of its shareholders for the

                                                              Page 8 of 18 pages

purposes of (i) obtaining the requisite shareholder approval in connection with the issuance of the New Shares and any other Equity Securities or Equity Security Equivalents issuable pursuant to the Investment Agreement or Shareholders Agreement (defined below) and (ii) amending CMI's Amended Articles of Incorporation to, among other things, (a) authorize the issuance of 30,000,000 shares of Voting Class A Common Stock and (b) effect a one-for-two thousand reverse split of CMI's Common Stock (the "Reverse Split").

                  Effective as of the close of business on February 14, 1992, CMI amended and restated its Amended Certificate of Incorporation to, among other things, (i) authorize the issuance of up to 45,000,000 shares of Voting Class A Common Stock, which is identical in all respects to the Common Stock, except for certain restrictions on its transferability, and (ii) effect the Reverse Split. CMI's Proxy Statement dated January 6, 1992 (the "Proxy Statement") indicated that the transferability restrictions applicable to the Voting Class A Common Stock would generally prohibit any person from acquiring any Voting Class A Common Stock if such person was, or would thereby become, a holder of 4.75% or more of CMI's issued and outstanding capital stock, unless CMI's Board of Directors consents to the acquisition and, if requested by the Board of Directors, after receiving an opinion of counsel that the transfer would not constitute an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereto that would result in the elimination or limitation of CMI's utilization of its Federal income tax net operating loss carryforwards. According to the Proxy Statement, these restrictions on transfer will remain in effect until the earlier of January 1, 2006, the date as of which CMI no longer has any unutilized net operating loss carryforwards, or the date after which Section 382 of the Code is repealed or so substantially modified such that the restrictions on transfer are no longer necessary to protect the net operating loss carryforwards.

                  The Proxy Statement also indicated that these amendments were adopted to prevent an "ownership change" as defined in Section 382 of the Code in order to protect certain federal income tax net operating loss carryforwards currently available to CMI, although these amendments may also have the effect of discouraging transactions that would involve an actual or potential change of control of CMI.

                  Pursuant to actions authorized at a February 7, 1992 Special Meeting of Shareholders of CMI, effective as of the close of business on February 14, 1992, CMI effected the Reverse Split and declared a stock dividend (the "Stock Dividend") of 1,999 shares of the newly-authorized class of Voting Class A Common Stock, for each whole share of Common Stock outstanding following the Reverse Split. Fractional shares resulting from the Reverse Split were paid in shares of Voting Class A Common Stock. The class of Voting Class A Common Stock was registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), effective February 14, 1992.

                  Following the Reverse Split and Stock Dividend described above, on February 26, 1992, CMI commenced an exchange offer offering to exchange one share of Voting Class A Common Stock for each share of Common Stock outstanding following the Reverse Split (the "Exchange Offer"). REI exchanged its remaining shares of Common Stock for Voting Class A Common Stock on March 15, 1992.

                  As a result of the Reverse Split and Stock Dividend and upon the completion of the Exchange Offer, REI beneficially owned the same number of shares of Voting Class A Common Stock which it previously owned of Common Stock. Except for the shares of Common Stock exchanged in the Exchange Offer, no consideration was given by REI in connection with its acquisition of the shares of Voting Class A Common Stock.

                  In connection with the Reverse Split, Stock Dividend and Exchange Offer, the Class of Voting Class A Common Stock was accepted for listing by the American Stock Exchange ("AMEX") in substitution for the class of Common Stock, and that, as a result of these actions, the class of Common Stock was delisted from AMEX. The Voting Class A Common Stock was subsequently delisted from AMEX and listed on the New York Stock Exchange.

                                                              Page 9 of 18 pages

                  The Investment Agreement also provides that, so long as REI, its affiliates and associates beneficially own at least 1,000,000 shares of Voting Class A Common Stock (subject to certain adjustments), in the event of a sale or issuance to a third party of Equity Securities or Equity Security Equivalents, REI shall have the right to purchase on the same terms and conditions as such newly issued Equity Securities or Equity Security Equivalents that number of such Equity Securities or Equity Security Equivalents that would result in REI's beneficially owning the same percentage of the total voting power of all Equity Securities and Equity Security Equivalents then outstanding as the percentage beneficially owned by REI of the total voting power of Equity Securities and Equity Security Equivalents outstanding immediately prior to such issuance or sale (assuming for purpose of such calculation that all such Equity Security Equivalents had been converted into, or exercised or exchanged for, Equity Securities).

                  The Investment Agreement also provides that, notwithstanding anything to the contrary therein, CMI shall not, at any time at which REI or any of its affiliates or associates beneficially own at least five percent (5%) of the total voting power of all then outstanding Equity Securities or Equity Security Equivalents of CMI, and CMI and its subsidiaries have aggregate net operating losses and net capital loss carryovers of at least $3 million, engage in any transaction of any kind with respect to the capital stock of CMI if such transaction, considered together with any prior or contemporaneous transactions with respect to the capital stock of CMI or other events or circumstances, would or could result in an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended.

                  Pursuant to the terms of the Investment Agreement, REI was granted the right to designate three persons for election to CMI's Board of Directors. Such number would be reduced to two persons, if either REI and its affiliates and associates ceased to own beneficially an aggregate of at least 1,700,000 shares of Voting Class A Common Stock or CMI's net book value (as defined) reached at least $21 million. Such number would be reduced to one if REI and its affiliates and associates ceased to own beneficially an aggregate of at least 1,000,000 shares of Voting Class A Common Stock. The right would terminate if REI and its affiliates and associates ceased to own beneficially any shares of Voting Class A Common Stock. In addition, so long as REI was entitled to designate persons for election to CMI's Board of Directors, the Board would have no more than six members other than as a result of an increase as provided pursuant to the terms of the Series B Preferred Stock of CMI. Mr. William Swisher was also granted the right, under certain circumstances, to designate himself for election to CMI's Board of Directors.

                  On November 6, 1998, CMI and REI amended the Investment Agreement pursuant to Amendment No. 1 to the Investment Agreement ("Amendment No. 1") to provide, among other things, that REI is now entitled to designate for election to CMI's Board of Directors one-half (1/2) of the total number of directors, as such number of directors shall be fixed from time to time by the Board then constituting the entire Board of Directors of CMI; provided, however, that if REI, its affiliates, limited partners and associates cease to beneficially own an aggregate of at least 1,700,000 shares of Voting Class A Common Stock, REI will be entitled to designate for election to CMI's Board of Directors only one-third (1/3) of the total number of directors then constituting the entire Board; and, provided, further, that if REI, its affiliates, limited partners and associates cease to beneficially own an aggregate of at least 1,000,000 shares of Voting Class A Common Stock, REI thereafter will be entitled to designate only one (1) person for election to CMI's Board of Directors. REI's designation rights will terminate at such time as REI, its affiliates, limited partners and associates cease to beneficially own any shares of Voting Class A Common Stock. Mr. Swisher is entitled to designate himself for election to the CMI's Board of Directors so long as he continues to beneficially own (with his wife, children and grandchildren) at least 1,500,000 shares of Voting Class A Common Stock.

                  The New Shares were not registered under the Securities Act of 1933 and, as a result, may be sold by REI only upon registration thereof or pursuant to an applicable exemption therefrom. Pursuant to the terms of the Registration Rights Agreement executed between REI and CMI contemporaneously with the Investment Agreement (the "Registration Rights Agreement"), REI was granted certain registration rights with

                                                             Page 10 of 18 pages

respect to the New Shares and any other Equity Securities or Equity Security Equivalents of CMI acquired by REI pursuant to the provisions of the Investment Agreement or the Shareholders Agreement.

                  Contemporaneous with the execution of the Investment Agreement, CMI, REI and Mr. Swisher and certain members of Mr. Swisher's family (collectively, the "Swishers") entered into a certain Shareholders Agreement (the "Shareholders Agreement"). Pursuant to the terms of the Shareholders Agreement, the Swishers are required to vote all shares of Voting Class A Common Stock owned by them in favor of all persons designated by REI for election to CMI's Board of Directors pursuant to the terms of the Investment Agreement. In connection therewith, the Swishers each also granted to REI an irrevocable proxy coupled with an interest to vote all shares of Voting Class A Common Stock owned by them for the election to CMI's Board of Directors of all persons designated by REI pursuant to the terms of the Investment Agreement.

                  With certain exceptions, the Swishers have also granted to REI
(i) a right of first refusal to purchase any Voting Class A Common Stock, Equity Securities (as defined in the Shareholders Agreement) or Equity Security Equivalents (as defined in the Shareholders Agreement) held by the Swishers, and
(ii) tag-along rights in the event of a sale of any Voting Class A Common
Stock, Equity Securities or Equity Security Equivalents held by the Swishers.

                  Between August 19, 1991 and the date hereof, several additional members of Mr. Swisher's family have agreed to be bound by the terms of the Shareholders Agreement, thereby agreeing to vote all shares of Voting Class A Common Stock acquired by them after December 16, 1991 in favor of all persons designated by REI for election to CMI's Board of Directors pursuant to the terms of the Investment Agreement and granting to REI tag-along rights, an irrevocable proxy and a right of first refusal similar to those described above with respect to all shares of Voting Class A Common Stock acquired by them after December 16, 1991. On November 6, 1998, such parties executed Amendment No. 2 to Shareholders Agreement to evidence the foregoing.

                  On January 15, 1993, REI and CMI entered into (i) a Loan Agreement, dated January 15, 1993 (the "Loan Agreement") pursuant to which REI loaned CMI $1,477,500 in exchange for a $1,477,500 Promissory Note of CMI , due on July 15, 1995, with unpaid principal bearing interest at a rate of 9% per annum, which has been repaid; (ii) a Warrant Purchase Agreement, dated January 15, 1993, pursuant to which REI purchased the Warrant Certificate from CMI for $37,500, entitling REI to purchase up to 450,000 shares of Voting Class A Common Stock at an exercise price of $3.75 per share; and (iii) Amendment No. 1 to the Registration Rights Agreement, dated August 19, 1991, under which any shares of Voting Class A Common Stock issued pursuant to any exercise of the Warrant Certificate by REI (or any permitted assignees) would be entitled to the benefits of the Registration Rights Agreement between REI and CMI, dated August 19, 1991.

                  On January 6, 1997, REI elected to exercise the Warrant Certificate as described in Item 3 above.

                  Except as described in this Item 4, neither REI, REP, Joseph Finn-Egan nor Jeffrey A. Lipkin has any current plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of additional securities of CMI, or the disposition of securities of CMI;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CMI or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of CMI or any of its subsidiaries;

                                                             Page 11 of 18 pages

                  (d) any change in the present board of directors or management of CMI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of CMI;

                  (f) any other material change in CMI's business or corporate structure;

                  (g) changes in CMI's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of CMI by any person;

                  (h) causing a class of securities of CMI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;

                  (i) a class of equity securities of CMI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j) any action similar to any of those enumerated above.

                  Copies of the Investment Agreement, Amendment No. 1 to Rights Agreement, the Amended and Restated By-Laws, the Amendment, the Registration Rights Agreement, the Shareholders Agreement, Amendment No. 1 to Shareholders Agreement, the Warrant Certificate, the Warrant Purchase Agreement, the Loan Agreement and Amendment No. 1 to the Registration Rights Agreement, were attached as Exhibits 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11, respectively, to Form SE filed by REI with the Securities and Exchange Commission contemporaneously with this filing and copies of Amendment No. 1 to Investment Agreement and Amendment No. 2 to Shareholders Agreement are attached as Exhibits 1 and 2 hereto, each such document is incorporated herein and the foregoing descriptions of each such document are subject to and qualified in their entirety by reference to each such document.

                  ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number of shares of Voting Class A Common Stock of CMI beneficially owned by REI as of October 31, 1998 is 7,116,667 shares, or approximately 33% of the class of securities identified in Item 1, in each case, not including the 2,691,203 shares of Voting Class A Common Stock beneficially owned by the Swishers.

                  (b) The responses of REI, REP, Joseph J. Finn-Egan and Jeffrey
A. Lipkin to Items (7) through (11) of the portions of the cover page of this
Schedule 13D which relate to shares of Voting Class A Common Stock beneficially owned are herein incorporated by reference.

                  (c)      Not Applicable.

                  (d) None of REI, REP, Joseph J. Finn-Egan or Jeffrey A. Lipkin has, and to the knowledge of each such person, the Swishers do have, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,691,203 shares of Voting Class A Common Stock of CMI which REI, REP, Joseph J. Finn-Egan and Jeffrey A. Lipkin may vote or direct the vote with respect to certain matters.

                  (e)      Not Applicable.

                                                             Page 12 of 18 pages

                  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The responses to Item 4 are hereby incorporated herein by reference.

                  ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  The following are filed as Exhibits to this Amendment:

                  Exhibit 1: Amendment No. 1 to Investment Agreement made and entered into effective as of the 6th day of November, 1998 between REI and CMI.

                  Exhibit 2: Amendment No. 2 to Shareholders Agreement made and entered into effective as of the 6th day of November, 1998 among REI, CMI, Mr. Swisher and certain other parties.

                  Exhibit 3: Investment Agreement, dated as of August 19, 1991, between CMI and REI, excluding all Exhibits thereto (Incorporated by reference to Exhibit 1 to Form SE filed by REI on November 25, 1998).

                  Exhibit 4: Amendment No. 1, dated as of August 16, 1991, to Rights Agreement, dated as of February 3, 1987, between CMI and the Rights Agent (Incorporated by reference to Exhibit 2 to Form SE filed by REI on November 25,
                                    1998).

                  Exhibit 5: Amended and Restated By-Laws of CMI, dated as of August 22, 1991 (Incorporated by reference to Exhibit 3 to Form SE filed by REI on November 25, 1998).

                  Exhibit 6: Amendment to the Amended Articles of Incorporation of CMI (Incorporated by reference to Exhibit 4 to Form SE filed by REI on November 25, 1998).

                  Exhibit 7: Registration Rights Agreement, dated as of August 19, 1991, between REI and CMI (Incorporated by reference to Exhibit 5 to Form SE filed by REI on November 25, 1998).

                  Exhibit 8: Shareholders Agreement, dated as of August 19, 1991, by and among CMI, REI, George William Swisher, Jr. and the Shareholders listed on the signature pages thereto (Incorporated by reference to Exhibit 6 to Form SE filed by REI on November 25, 1998).

                  Exhibit 9: Amendment No. 1 to Shareholders Agreement, dated as of August 19, 1991, by and among CMI, REI, George William Swisher, Jr. and the Shareholders listed on the signature pages thereto (Incorporated by reference to Exhibit 7 to Form SE filed by REI on November 25, 1998).

                  Exhibit 10: Warrant Certificate, dated January 15, 1993, between CMI and REI (Incorporated by reference to Exhibit 8 to Form SE filed by REI on November 25, 1998).

                  Exhibit 11: Warrant Purchase Agreement, dated January 15, 1993, between REI and CMI (Incorporated by reference to Exhibit 9 to Form SE filed by REI on November 25, 1998).

                                                             Page 13 of 18 pages

                  Exhibit 12: Loan Agreement, dated January 15, 1993, between REI and CMI (Incorporated by reference to Exhibit 10 to Form SE filed by REI on November 25, 1998).

                  Exhibit 13: Amendment No. 1 to Registration Rights Agreement dated as of August 19, 1991, dated January 15, 1993 between REI and CMI (Incorporated by reference to Exhibit 11 to Form SE filed by REI on November 25, 1998).

                                                             Page 14 of 18 pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Partners, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: November 24, 1998

                                        RECOVERY EQUITY INVESTORS, L.P.

                                        By:  RECOVERY EQUITY PARTNERS, L.P.,
                                                 its General Partner


                                                 By: /s/    Joseph J. Finn-Egan
                                                     ---------------------------
                                                     Name:  Joseph J. Finn-Egan
                                                     Title: General Partner


                                                 By: /s/    Jeffrey A. Lipkin
                                                     ---------------------------
                                                     Name:  Jeffrey A. Lipkin
                                                     Title: General Partner

                                                             Page 15 of 18 pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: November 24, 1998

                                        RECOVERY EQUITY PARTNERS, L.P.


                                        By: /s/    Joseph J. Finn-Egan
                                            -------------------------------
                                            Name:  Joseph J. Finn-Egan
                                            Title: General Partner


                                        By: /s/    Jeffrey A. Lipkin
                                            -------------------------------
                                            Name:  Jeffrey A. Lipkin
                                            Title: General Partner

                                                             Page 16 of 18 pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors, L.P., Recovery Equity Partners, L.P. and Jeffrey A. Lipkin.

Dated:  November 24, 1998

                                        By: /s/    Joseph J. Finn-Egan
                                            ------------------------------
                                            Name:  Joseph J. Finn-Egan

                                                             Page 17 of 18 pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors, L.P., Recovery Equity Partners, L.P. and Joseph J. Finn-Egan.

Dated: November 24, 1998

                                             By: /s/    Jeffrey A. Lipkin
                                                 ------------------------------
                                                 Name:  Jeffrey A. Lipkin

                                                             Page 18 of 18 pages

                                  EXHIBIT INDEX

Exhibit No.    Description

1 Amendment No. 1 to Investment Agreement between CMI Corporation, an Oklahoma corporation ("CMI"), and Recovery Equity Investors, L.P., a Delaware limited partnership ("REI").



2 Amendment No. 2 to Shareholders Agreement among Mr. Swisher, CMI, REI and certain other parties.